EXHIBIT 99.1

Release:  Immediate                  November 29, 2011

CANADIAN PACIFIC ANNOUNCES THE RESULTS OF ITS CANADIAN DEBT OFFERING

CALGARY – Canadian Pacific Railway Limited (TSX:CP)(NYSE:CP) announced that its wholly-owned subsidiary, Canadian Pacific Railway Company, is issuing:

●	CDN $125 million of 5.10% Notes due January 14, 2022

The transaction is expected to close on December 2, 2011.

The offering is being made in Canada under the base shelf prospectus dated June 29, 2011 which allows for offerings of up to CDN $1.5 billion of medium term notes. The net proceeds from this offering will be used for a voluntary prepayment in 2011 to CP’s Canadian defined benefit pension plans.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investor Relations
Nicole Sasaki	Janet Weiss
Tel: 403 835-9005	Tel: 403 319-3591
24/7 Media Pager: 855-242-3674	investor@cpr.ca
nicole_sasaki@cpr.ca